Exhibit 99.1

eLong Appoints New Chief Financial Officer

BEIJING, September 22, 2014 -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today announced the appointment of Philip Yang, currently the Company’s Chief Accounting Officer, as Chief Financial Officer, effective October 1, 2014.

Since joining eLong in 2006, Mr. Yang has held a number of increasingly senior positions in eLong’s Finance department, including Internal Audit Director, Financial Controller and Chief Accounting Officer. Prior to joining eLong, Mr. Yang was a senior auditor with Deloitte Touche Tohmatsu and also previously worked at Protiviti and TOM Group Limited. Mr. Yang graduated from Beijing Polytechnic University with a Bachelors Degree of Business Administration and Civil Engineering. He is a PRC Certified Public Accountant and a Certified Management Accountant.

Rong Luo, eLong’s Chief Financial Officer, and Jason Xie, eLong’s Chief Operating Officer, will be leaving the company on September 30, 2014. “Jason and Rong have each made valuable contributions to eLong’s growth and development, and we wish them continued success in the future,” said Guangfu Cui, Chief Executive Officer of eLong, “Philip has been an outstanding leader of our Finance department for eight years, and I look forward to working closely with him to execute our strategy and grow our business.”

About eLong

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online accomodations reservations in China offering consumers a network of more than 325,000 properties worldwide. eLong uses innovative technology to enable travelers to make book hotel, guesthouse, apartment and other accommodations, as well as air and train tickets through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, photos, maps and user reviews. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700).

For further information, please contact:

eLong, Inc. Investor Relations ir@corp.elong.com +86-10-6436-7570